Exhibit 99.1

PRESS RELEASE

CZN-TSX CZICF-OTCQB	MMI-TSXV	FOR IMMEDIATE RELEASE September 12, 2013

CANADIAN ZINC AND MESSINA MINERALS ANNOUNCE AGREEMENT ON PROPOSED ACQUISITION AND PRIVATE PLACEMENT

Vancouver, British Columbia, September 12, 2013 – Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“Canadian Zinc”) and Messina Minerals Inc. (“Messina”) are pleased to announce that they have entered into a binding agreement whereby Canadian Zinc will acquire all of the outstanding shares of Messina in exchange for common shares of Canadian Zinc, and will also purchase the private placement of Messina shares announced August 30, 2013.

Under the terms of the Agreement, Canadian Zinc will acquire all of the outstanding common shares of Messina in exchange for common shares of Canadian Zinc by way of a statutory plan of arrangement on the basis of one share of Canadian Zinc for 5.9 shares of Messina (the “Exchange Ratio”). Completion of the arrangement is subject to approval by the Messina shareholders, regulatory and court approvals, and other customary closing conditions.

In addition, Canadian Zinc has also agreed to immediately purchase, in a non-brokered private placement financing, 3,000,000 Messina common shares at a price of $0.05 per share, for a total consideration of $150,000 (the “Private Placement”). Closing of the Private Placement will occur as soon as possible after acceptance for filing of the Private Placement by the TSX Venture Exchange and receipt of all other required regulatory approvals.

John Kearney, Chairman, President and Chief Executive Officer of Canadian Zinc, commented, “This acquisition of Messina is a continuation of Canadian Zinc’s strategy of building a growth focused base metal producer in North America and represents an excellent value opportunity for shareholders of both companies.  The combination of Messina’s assets  in central Newfoundland, and in particular its Boomerang and Domino deposits, with Canadian Zinc’s existing extensive properties in the same area, and in particular, our Lemarchant Deposit, will provides both critical mass and synergies in the highly prospective Central Newfoundland region.”

Peter Tallman, President and Chief Executive Officer of Messina, commented, “Messina's vision to create a mining enterprise in Newfoundland is shared by Canadian Zinc.  The addition of Messina's key resources at Boomerang and Long Lake into Canadian Zinc's Newfoundland portfolio creates a combination with the threshold needed to attain that vision.  Messina's shareholders now have the opportunity to participate in prospective production at the Prairie Creek Mine, the zinc potential of Newfoundland, and the creation of a mid-tier zinc producer.”

Messina

Messina is a mineral exploration company focused on exploring and advancing its base metal and gold properties in central Newfoundland.  Messina’s flagship project is its 100% interest in the Tulks South Property, which includes the Boomerang, Domino and Long Lake base and precious metal-rich volcanogenic massive sulphide (“VMS”) deposits.

Messina has completed National Instrument (“NI”) 43-101 mineral resource estimates at the Boomerang and Domino deposits summarized as follows:

•
Boomerang deposit: Indicated mineral resource of 1.36 million tonnes grading 7.1% Zn, 3.0% Pb, 0.5% Cu, 110 g/t Ag and 1.7 g/t Au; and Inferred mineral resource of 0.28 million tonnes grading 6.7% Zn, 2.9% Pb, 0.4% Cu, 96.5 g/t Ag and 1.3 g/t Au;

•	Domino deposit (adjacent to Boomerang): Inferred resource estimate: 0.41 million tonnes grading 6.3% Zn, 2.8% Pb, 0.4% Cu, 94 g/t Ag and 0.6 g/t Au,

See Messina Minerals Inc. Technical Report, dated August 1, 2007, Tulks South Property, Central Newfoundland, Canada, filed on SEDAR.

In addition Messina has also completed a NI 43-101 resource estimate for the Long Lake Main Zone deposit summarized as follows:

•	Indicated mineral resource: 0.41 million tonnes grading 7.8% Zn, 1.6% Pb, 1.0% Cu, 49 g/t Ag and 0.57 g/t Au;
•	Inferred mineral resource: 0.08 million tonnes grading 5.8% Zn, 1.2% Pb, 0.7% Cu, 34 g/t Ag and 0.48 g/t Au.

See Independent Technical Report, dated March 13, 2012, Main Zone of Messina Minerals Inc. Long Lake Volcanic Massive Sulphide Project, Newfoundland and Labrador, Canada, filed on SEDAR.

The Boomerang and Long Lake deposits have some of the highest grade characteristics in the region.  Exploration upside and resource expansion potential is believed to exist from numerous identified targets at surface and along strike to the northeast of the Boomerang deposit and at the Long Lake deposit.

Canadian Zinc

Canadian Zinc owns the Prairie Creek Mine, an advanced-staged zinc-lead-silver property located in the Northwest Territories of Canada with a 1,000 tonne per day mill and associated infrastructure.

The Prairie Creek deposit hosts Measured and Indicated Resources of 5.43 million tonnes grading 10.8% zinc, 10.2% lead, 160 grams silver per tonne and 0.31% copper, which includes a reserve of 5.22 million tonnes averaging 9.4% zinc, 9.5% lead, 151 grams silver per tonne. In addition, there are Inferred Resources of 6.24 million tonnes grading 14.5% zinc, 11.5% lead, 229 grams per tonne silver and 0.57% copper and additional exploration potential (Technical Report dated June 15, 2012, filed on SEDAR).  Canadian Zinc is moving through the final regulatory permitting stage towards the development of the Prairie Creek Mine.

The Mackenzie Valley Land and Water Board (the “MVLWB”) completed its regulatory process July 5, 2013 by finalizing a Type “A” Water Licence and forwarding it to the Minister of Aboriginal Affairs and Northern Development Canada with the recommendation that the Minister approve and sign the Licence. The MVLWB has previously issued three Land Use Permits and a Type “B” Water Licence to the Company for future operations. Upon Ministerial approval of the Type “A” Water Licence, the Company will have in hand all permits necessary to support future mining and milling operations at Prairie Creek.

Canadian Zinc also owns a 100% interest in the South Tally Pond property in central Newfoundland, located immediately southwest of Teck Resources Limited’s Duck Pond Cu-Zn mine and mill complex,  which includes the Lemarchant deposit, which has NI 43-101 Indicated mineral resources of 1.24 million tonnes grading 5.38% Zn, 1.19% Pb, 0.58% Cu, 59 g/t Ag and 1.0 g/t Au; and Inferred mineral resources of 1.34 million tonnes grading 3.7% Zn, 0.86% Pb, 0.41% Cu, 50 g/t Ag and 1.0 g/t Au, (Technical Report entitled “NI 43-101 Technical Report and Mineral Resource Estimate on the Lemarchant Deposit, South Tally Pond VMS Project, Central Newfoundland, Canada” and dated effective March 2, 2012).

Transaction Highlights

▪	Further consolidation of a premier base and precious metals exploration and development company with high grade projects located in established mining jurisdictions in Canada.

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Strengthens Canadian Zinc’s presence in Atlantic Canada where the company also owns a 100% interest in the South Tally Pond VMS Project in Newfoundland following its acquisition of Paragon Minerals Corporation (see press release dated September 24, 2012).

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Allows Messina shareholders to participate in the upside from the advancement of the Prairie Creek Project, one of the highest grade zinc projects in the world, through permitting, construction and production as well as the continued exploration and development of the South Tally Pond and Tulks South Projects.

▪	The combined company will be better positioned to expand and advance the development of both the South Tally Pond and Tulks South Projects through feasibility studies.

▪
Increased diversification across multiple projects for Canadian Zinc and Messina shareholders and enhanced capital markets profile of the combined enlarged company.  Upon completion of the Arrangement, Canadian Zinc and Messina shareholders will own approximately 98.8% and 1.2% of the combined company, respectively.

▪
The Exchange Ratio implies a 188% premium to the closing share price of Messina on the TSX Venture Exchange (“TSXV”) on September 11, 2013 and a 181% premium to Messina’s 30-day volume weighted average price (“VWAP”) for the period ended September 11, 2013.

▪
Based on the closing share price of Canadian Zinc on the Toronto Stock Exchange (“TSX”) on September 11, 2013, the Exchange Ratio implies an offer price of C$0.115 per Messina common share and values Messina’s equity at C$1.5 million on a fully diluted in-the-money basis.

Terms of the Business Combination between Canadian Zinc and Messina

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The acquisition of the common shares of Messina by Canadian Zinc will be accomplished by a statutory plan of arrangement, (the “Arrangement”) whereby Messina will merge with a wholly owned subsidiary of Canadian Zinc.

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Canadian Zinc will acquire all of the outstanding common shares of Messina at an exchange ratio of 0.16949 of a share of Canadian Zinc for each share of Messina (the “Exchange Ratio”) and Canadian Zinc will issue 2.1 million shares of Canadian Zinc in exchange for 12.6 million common shares of Messina currently outstanding.

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Upon completion of the Arrangement, all currently outstanding share purchase warrants and options of Messina will be exchanged for share purchase warrants and options of Canadian Zinc, pro rata, and at the Exchange Ratio and adjusted exercise prices.

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Completion of the Arrangement will be subject to, among other things, the favourable vote of 66 2/3% of the votes cast by Messina shareholders and, if required, by a simple majority of the votes cast by “disinterested” Messina shareholders, pursuant to Multilateral Instrument 61-101 “Protection of Minority Shareholders in Special Transactions”, at a special meeting of Messina shareholders to be called to approve the transaction which is expected to take place in October 2013.

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Completion of the Arrangement will be subject to receipt of necessary consents, approvals and other authorizations by applicable regulatory authorities, any necessary third party approvals, Court approval and other customary closing conditions.

In the event that the Arrangement is not approved by Messina shareholders, or if for any other reason (other than through the failure of Canadian Zinc to satisfy any conditions or perform any covenants provided for in the Agreement), the Arrangement is not completed, Canadian Zinc will be entitled to the immediate payment by Messina of a “break fee” of C$150,000.

The Board of Directors of Messina has unanimously approved the Agreement and will recommend that Messina shareholders vote in favour of the transaction.

Messina and Canadian Zinc shareholders as well as all other interested parties are advised to read the materials relating to the Agreement and the proposed Arrangement that will be filed by Messina with securities regulatory authorities in Canada when they become available. Anyone may obtain copies of these documents when available free of charge at the Canadian Securities Administrators' website at www.sedar.com.

Canaccord Genuity Corp. is acting as financial advisor to Canadian Zinc.

Terms of the Private Placement Financing in Messina

Canadian Zinc has agreed to purchase in a non-brokered private placement financing, 3,000,000 common shares (the “Shares”) of Messina at a price of C$0.05 per share for a total consideration of C$150,000. This Private Placement is in substitution for the private placement financing announced by Messina on August 30, 2013. The closing of the Private Placement will be subject to acceptance by the TSX Venture Exchange and all other required regulatory approvals. The completion of the Private Placement is not conditional upon the completion of the Arrangement.

Canadian Zinc does not currently own, control or direct, directly or indirectly, any securities of Messina and on the closing of the Private Placement will own 3,000,000 common shares of Messina.  On issuance, the Shares will represent approximately 19.3% of Messina's issued and outstanding common shares, calculated on a non-diluted basis, assuming that no outstanding convertible securities of Messina are exercised.

Canadian Zinc will acquire the Shares for investment purposes, and will acquire the balance of all issued and outstanding Messina shares on completion of the Arrangement.  An early warning report will be filed with applicable securities regulators which will be available on SEDAR (www.sedar.com) and a copy of which may be obtained by contacting Canadian Zinc as follows:

Suite 1710, 650 West Georgia Street
PO Box 11644
Vancouver, British Columbia
V6B 4N9
Attention:  Secretary
Telephone:  (604) 688-2001
Fax:  (604) 688-2043
Email:  invest@canadianzinc.com

About Canadian Zinc Corporation
Canadian Zinc is a TSX-listed exploration and development company trading under the symbol “CZN”. The Company’s key projects are the 100%-owned Prairie Creek property, an advanced staged zinc-lead-silver property, located in the Northwest Territories in Canada and the 100% owned South Tally Pond project, which includes the Lemarchant deposit, along with other property interests in central Newfoundland.

About Messina Minerals Inc.

Messina Minerals Inc. is a Canadian mineral exploration company listed on the TSX Venture Exchange under the symbol "MMI". The Company has completed NI 43-101 complaint technical reports for zinc-lead-copper-silver-gold mineral resources at "Boomerang", "Domino", and "Main Zone" on the Tulks South Project located in central Newfoundland, Canada.

For further information contact:

Canadian Zinc Corporation

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	VP Exploration & Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344
 E-mail: invest@canadianzinc.com Website: www.canadianzinc.com
Messina Minerals Inc.:

Peter Tallman
President and Chief Executive Officer
(604) 688-1508
300-1055 W. Hastings Street Vancouver, B.C., V6E 2E9 Fax: (604) 629-7971
 E-mail: info@messinaminerals.com                                                                           Website: www.messinaminerals.com

Risk and Uncertainties

Canadian Zinc’s business and results of operations are subject to numerous risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are advised to review the discussion of risk factors associated with Canadian Zinc’s business set out in its Annual Information Form for the year ended December 31, 2012, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com). The risks and uncertainties, as summarized in its MD&A and in other Canadian and U.S. filings, are not the only risks facing the company. Additional risks and uncertainties not currently known to the company, or that are currently deemed to be immaterial, also may materially adversely affect Canadian Zinc’s business, financial condition and/or operating results.

Alan Taylor, P.Geo., Chief Operating Officer, Vice President Exploration and a Director of Canadian Zinc Corporation, is a Non-Independent Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

Peter Tallman, P.Geo., President and CEO of Messina Minerals Inc. and a Qualified Person as defined by NI 43-101, has supervised the preparation of the scientific and technical information on Messina disclosed in this news release, is a Non-Independent Qualified Person for the purposes of NI 43-101 and has approved this press release.

Cautionary Statement – Forward Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.